Exhibit 99.6

TRANSLATION FOR INFORMATIONAL PURPOSES

CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V.

ANNUAL REPORT OF THE AUDIT COMMITTEE

Fiscal Year of 2024

Dear shareholders and members of the board of directors of Corporación Inmobiliaria Vesta, S.A.B. de C.V:

The undersigned in my character of chairman of the audit committee of Corporación Inmobiliaria Vesta, S.A.B. de C.V. (the “Company”), in compliance to the provisions of article 43 of the Securities Market Law, I hereby submit to your consideration the annual report of the audit committee during the fiscal year ended on December 31st, 2024.

During the fiscal year of 2024, the audit committee was integrated as follows:

Member	Title	Character
Luis Javier Solloa Hernández	President	Independent Member
Viviana Belaunzarán Barrera	Member	Independent Member
Manuela Molina Peralta	Member	Independent Member
José Manuel Domínguez Díaz Ceballos	Member	Independent Member
Lorenzo Manuel Berho Corona	Permanent Invitee	Executive Chairman of the Board

The work of the audit committee during the fiscal year of 2024 was performed according to the provisions of the Securities Market Law, the General Provisions Applicable to Issuers and other Participants in the Securities Market, the code of principles and best practices of corporate governance as well as other laws, regulations and rules applicable in the markets where the shares of the Company are traded.

During the fiscal year ending on December 31st, 2024, the audit committee met 5 times on: (i) February 19th, (ii) April 15th, (iii) April 22nd, (iv) July 22nd and (v) October 22nd.

The relevant matters on which this audit committee issued an authorization, opinion and/or recommendation to the Board of Directors of the Company were the following:

I.	The committee reviewed the audited and consolidated financial statements of the Company and its subsidiaries prepared by the external auditor for the fiscal year ended on December 31st, 2024. It is important to point out, that such external auditors issued a clean opinion with respect to said financial statements. Based on the foregoing, the committee recommended the board of directors approve said financial statements, for them to be thereafter submitted for definitive approval by the shareholders.

All financial information mentioned before, was prepared based on the International Financial Reporting Standards, in compliance with the regulations issued by the National Banking and Securities Commission, as well as, according to the standards of the Public Company Accounting Oversight Board – PCAOB.

II.	The audit committee confirmed compliance by Corporación Inmobiliaria Vesta, S.A.B. de C.V. and each of its subsidiaries of their respective tax obligations either as direct payee or as receiver.

III.	Authorized the audit of the financial statements of the Company and its subsidiaries pursuant to the standards of the Public Company Accounting Oversight Board – PCAOB.

IV.	Evaluation of the external audit plan and the services proposal to engage Galaz, Yamazaki, Ruiz Urquiza, S.C. member of Deloitte Touche (Tomatsu Limited), as external auditor of the Company and its subsidiaries for the fiscal year of 2024 and the first 2 quarters of 2025.

V.	Evaluation, determination and authorization of the additional services to the audit of the basic financial statements of the Company, required from Galaz, Yamazaki, Ruiz Urquiza, S.C. member of Deloitte Touche (Tomatsu Limited) during the fiscal year of 2024 and the first 2 quarters of 2025, as well as the maximum amount payable therefor.

VI.	Confirmed compliance of the independence requirements of the auditing firm and of the auditing team, pursuant to the applicable regulations.

VII.	Analysis and follow-up of the operating budget of the Company for the fiscal year 2024.

VIII.	Review of the quarterly reports issued by the internal auditor of the Company, according to the annual internal audit working plan, review and follow up to its findings, by setting forth action and follow up plans.

IX.	Monitored the resolutions adopted by the shareholders and by the board of directors of the Company; and

X.	Monitored the work of the external auditors in connection with the compliance of the regulations applicable to the Company considering the markets where its shares are being traded.

Likewise, the audit committee has always had, direct access and free communication with the external and internal auditors of the Company, when deemed necessary and without intervention or presence of the management.

Company’s Internal Control

The Company and its subsidiaries, have policies and procedures for internal control, designed to ensure the correct recordation and report of transactions according to the information standards adopted by the Company, which are the “International Financial Reporting Standards”, issued by the International Accounting Standards Bureau.

During 2024 the Company conducted a project of identification and implementation of risks and controls throughout the organization. Such project was aligned with the internationally accepted standards, such as COSO (Committe Of Sponsoring Organizations) as well as Sarbanes – Oxley, more specifically Section 404, which intends to give reasonable confidence on the generation of financial information, also known as Internal Control over Financial Reporting (ICFR).

Due to the foregoing, and according to the evaluation performed to the information issued by the administration, the internal audit reports, the audited financial statements and other documents received and analyzed, this committee concluded that the internal control system of Corporación Inmobiliaria Vesta, S.A.B. de C.V. is in a stage of definitive consolidation.

The Company has an internal auditing area, which verifies the application of said internal control policies and procedures, according to a duly approved internal auditing plan.

Preventive and Corrective Measures

During the fiscal year of 2024, the management developed and applied corrective and preventive actions with respect to the findings of the internal auditor of the Company, to establish adequate controls or corrections to improve processes.

To improve the internal control of the organization, the internal audit evaluated the recently implemented internal controls of the organization. The progress and results of the internal audit tests were reported to the audit committee, who instructed the management to set up remediation plans for the deficiencies.

Evaluation of the External Auditor

The external auditor of the Company during the fiscal year ended on December 31st, 2024 was Galaz, Yamasaki, Ruiz Urquiza, S.C. (member of Deloitte Touche Tomatsu Limited) acting through its auditing partners Mr. Alejandro Pérez Contreras and Mr. Alexis Hernández Almanza, whose offices are located at Paseo de la Reforma 489, Piso 6, Colonia Cuauhtémoc, Ciudad de Mexico, C.P. 06500.

As of the date hereof, the performance of the appointed external auditor has been acceptable and according to what was expected from, and agreed with said external auditor; therefore, the audit committee expressed no objection to the performance of the external auditor during the fiscal year ended on December 31st, 2024. It is worth to mentioned that within the interviews and audit committee sessions with the external auditors, the committee confirmed the requirements of independence and rotation of the supervising personnel of the external auditor, in terms of the provisions of applicable law.

Additional Services by the External Auditor

During the fiscal year ended on December 31st 2024, the external auditor provided services related to the study of the long term incentive plan for 2024, the transfer pricing studies for 2024, review of the investment properties appraisals prepared by external appraisers engaged by the Company, which were provided under the previously agreed terms and conditions, and in accordance to the services that the board of directors determined when approving the engagement of the external auditor.

All services provided by other advisors of the Company were hired in the ordinary course of business, and under market terms and conditions.

Modifications to the Accounting Policies.

During the fiscal year ended on December 31st, 2024, this committee performed periodical reviews to the quarterly and annual consolidated financial statements of the Company and its subsidiaries and confirmed that there was no modification to the accounting policies followed by the Company.

The “International Financial Reporting Standards” IFRS issued by the International Accounting Standards Bureau; have been consistently applied by the Company and its subsidiaries in the preparation of their internal and audited financial statements.

Complaints

During the fiscal year subject matter hereof, the audit committee did not receive any comment or complaint from shareholders, board members, relevant directors, employees or third parties in connection with the internal controls of the Company or any related matters, nor any accusations regarding any irregularity or transactions with related parties, other than those that the Company normally carries out with its subsidiaries, which were duly reviewed by the external auditor.

Differences with Management

As of the date hereof, there has been no difference of opinion between the audit committee and the relevant officers of the Company or with the internal and external auditors.

With respect to the annual report of the CEO to be submitted to the shareholders of Corporación Inmobiliaria Vesta, S.A.B. de C.V. and that was previously distributed among the corporate instances of the Company, it is important to note that it clearly summarizes what occurred during the fiscal year of 2024. Due to the foregoing, this committee considers that the report to be submitted by the CEO truly and sufficiently reflects the operations and results of the Company.

Mexico City, February 14th, 2025

/s/

Luis Javier Solloa Hernández

Chairman of the Audit Committee